March 9, 2015

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:          Dolphin Digital Media, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed August 15, 2014
Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed August 21, 2014
Response Dated January 20, 2015
File No 000-50621

Dear Mr. Spirgel:

We hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to Dolphin Digital Media, Inc. (the “Company”) dated January 30, 2015, regarding the Company’s response to a letter received by the Staff regarding the Company’s Form 10-K for the fiscal year ended December 31, 2013 and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2014.  For ease of reference, we have included the Staff’s comments in their entirety in italicized text preceding each of our responses.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 1. Business, page 1

1.
We note your response to Comment 2.  Please update this section.  Clearly distinguish and balance historical, current and aspirational operation, and do not place and undue emphasis on cancelled agreements or defunct projects.

Response:

The Company respectfully acknowledges the Staff’s comment and has included proposed revisions of the Business section of its Form 10-K for fiscal year ended December 31, 2014 attached hereto as Annex A.

Dolphin Digital Studios, page 2

2.	We note your response to Comment 3. Please provide greater detail as to where your eleven projects currently stand in the video production cycle.

Response:

The Company respectfully acknowledges the Staff’s comment. In the proposed Business section, the Company discusses the process whereby scripts are purchased and developed.  As with many media producers, our strategy is to purchase, or contract to have written, numerous scripts so that we have the ability to offer the potential distributors a variety of projects from which they can choose.  In some cases, scripts may be purchased and never developed and in other cases the scripts may be held for an undefined period of time until we can find an online platform or advertisers that are interested in the project.  Not all scripts that were purchased will be produced.  With respect to the eleven scripts that were originally purchased with the $1.0 million raised during 2011 and 2012, we developed two into web series.  The other nine scripts are within the Company’s stable of potential projects to offer distributors, but will not be developed until and unless they are selected by a distributor.

Cambio Distribution Partnership, page 4

3.
We note your response to Comment 6.  We further note that Cambio is currently listed as a partner of Dolphin Digital Studios on your website.  Please advise.  We additionally note that Facebook is listed as a partner of Dolphin Digital Studios on your website.  Please provide greater detail, or advise, as to any business or distribution relationship with Facebook.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company has removed all references to the Cambio and Facebook partnerships as these references are outdated.  The Company had an agreement to distribute certain content on Cambio that it later decided not to pursue.

Kids Clubs, page 4

4.	We note your response to Comment 7. Please provide greater detail as to how your partnership with Club Connect relates to and is integrated into your video production business.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company’s partnership with Club Connect is not related to or integrated into the video production business with the exception that the Company may use some of the web series produced as content for the online kids club.

Item. 1A. Risk Factors, page 6

Certain Risk Factors Relating to our Business, page 7

5.
We note your response to Comment 8.  Please revise your risk factors so that they are narrowly tailored towards your particular business plan and highlight the current status of your business operations.

The Company respectfully acknowledges the Staff’s comment and has included proposed revisions of the risk factors relating to the Business section of its Form 10-K for fiscal year ended December 31, 2014 attached hereto as Annex B.

Item 7. Management’s Discussion and Analysis, page 12

6.
We note your response to Comment 11 as well as the information provided in Annexes A and B. Please provide greater detail as to the Company’s current video content distribution operations and related revenue generation

The Company respectfully acknowledges the Staff’s comment and has included its proposed narrative for the Management Discussion and Analysis section of its Form 10-K for fiscal year ended December 31, 2014 attached hereto as Annex C.  The Company has not included any numbers for the year ended December 31, 2014 in our response as the year end audit has not been completed.

*****

As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance with regard to these comments and in helping us enhance the disclosure in our public reports.  Please direct any comments or requests for further information to Mirta Negrini, our Chief Financial and Operating Officer or me at 305-774-0407.

Best regards,

/s/ William O’Dowd IV
William O’Dowd IV
Chief Executive Officer
Dolphin Digital Media, Inc.

Cc:	Kara L. MacCullough
Greenberg Traurig, P.A.

ANNEX A

Proposed Revisions to Business Section

Overview

Dolphin Digital Media, Inc. (“Dolphin”) is dedicated to the production of high-quality digital content. Dolphin Digital Studios, a division of the Company, is a producer of original, high quality digital programming for online consumption and is committed to delivering premium, best-in-class entertainment and securing premiere distribution partners to maximize audience reach and commercial advertising potential. Dolphin has also partnered with U.S. Youth Soccer and United Way Worldwide to develop online kids clubs for several organizations.

Premium online video is the largest growth sector for online advertising, with market leaders such as Yahoo!, Hulu, Netflix, YouTube and AOL making major initiatives around original programming.

We target three distinct demographics for our “web series” activities:

●	Tweens (roughly 9-14 years old);
●	Teens and Young Adults (roughly 14-24 years old); and
●	General Market (roughly 14-49 years old).

We expect to serve each of these demographics with different content, and we may have different distribution partners for each of these demographics.

Dolphin Digital Studios

Dolphin Digital Studios is our digital entertainment division which creates original content to premiere online and has been our primary focus during the year ended December 31, 2014.  Substantially all of our operating income and expenses during the twelve months ended December 31, 2014 were related to Dolphin Digital Studios.

Production

Our in house development team is continuously reviewing scripts for projects that are within our target demographic as detailed above and within our normal budget range of $3.0 to $5.0 million (including the purchase of the script, production and marketing).  Occasionally, we will also hire writers to develop a script for an idea that we have internally.   From the selection provided by the Development team, management reviews the scripts and evaluates them based on expected appeal to advertisers, talent we think we can attract, available budget for the production and available financing.  We normally purchase a variety of scripts which we hold for future use.  Not all scripts purchased will be produced.  Some scripts revert back to the writer if they are not produced during a contractually agreed upon timeframe.

 Once we have a stable of scripts, we present a variety of projects, based on these scripts, to online platforms such as Hulu, AOL, and Yahoo.  The online platform will typically evaluate the project based on their evaluation of potential demand, including the genre or demographic to which they are looking to appeal.  Once a project is selected by the online platform we enter into a distribution agreement with the online platform that outlines, among other things, the revenue sharing percentages (normally between 30 and 45%) and the length of time that the show will air on that platform.

Based on agreements with the online platforms and advertisers, the decision is made to “greenlight” or approve a project for production.  The pre-production phase entailing the hiring of a director, talent, various crew, securing locations to film, etc. begins at this point.   We may become signatories to certain guilds such as Screen Actors Guild, Directors Guild of America and Writers Guild of America.  This stage may take several months and is critical to the success of a project.  The decision of where to produce the project is oftentimes based on incentive tax programs implemented by many states and foreign countries to attract film production in their jurisdiction as a means of economic development.  These incentives normally take the form of sales tax refunds, transferable tax credits, refundable tax credits or cash rebates that are calculated based on a percentage spent in the jurisdiction offering the incentive.  We further attempt to minimize our financial exposure by structuring agreements with talent that provide for them to participate in the financial success of the motion picture in exchange for reducing guaranteed amounts to be paid, regardless of the film’s success.

The length of time needed to film a web series varies by project but is typically between three and six weeks.  Once the filming is completed, the project will enter the post production stage that entails film editing, sound editing, development of special effects as needed, etc.   Depending on the complexity of the work to be done, post production may take from two to six months to complete.

Distribution

Digital productions for advertiser supported video on demand (“AVOD”) platforms premiere on digital platforms such as Hulu, Yahoo and AOL.  These contracts usually extend for a limited period, typically six months.  Once the contact expires, we distribute our productions in ancillary markets such as through home entertainment, subscription video-on-demand (“SVOD”) (e.g. Netflix), pay television, broadcast television, foreign and other markets.

During the first quarter of 2015, we will enter production of “South Beach- Fever,” a 90-minute soap opera set amidst dueling record companies on Miami Beach.  We have secured advertising commitments that we expect will net approximately $2.2 million against this series that is anticipated for release during the third quarter of 2015. From these amounts, we will be required to pay the direct production costs.  Other projects are currently being evaluated and we plan to greenlight at least one additional project to be produced during 2015.

During 2013 and 2014, we concentrated our efforts in identifying certain projects that we intend to produce for online distribution and acquired the rights to several scripts.  In the last three years, we produced and distributed “Cybergeddon” in partnership with Anthony Zuiker, creator of CSI, “Hiding”, and were hired to provide production services for “Aim High” produced by a related party in conjunction with Warner Brothers.   These productions earned various awards including two Streamy Awards.

Financing

We have financed our acquisition to the rights of certain digital projects and productions through a variety of financing structures including Equity Finance Agreements and Loan and Security Agreements.

Kids Clubs

Through our “kids clubs” (online membership based websites), meant to serve as a destination for entertainment and information for various organizations, we seek to partner with established “brands” in the children’s space, and to expand each brand’s existing online audience through the promotion of original content supplied and/or sourced by Dolphin Digital Studios.  Premium entertainment offerings, such as original web series, we expect will serve to both increase audience through positive word of mouth and to increase engagement, or length of time on site.  Furthermore, we expect that the kids clubs will serve as the platform for sponsorship and other marketing opportunities, such as contests and sweepstakes and as strong marketing vehicles for the respective brands, as they keep the brands “top of mind” for the youngest generation, and in a space (the online world) where they increasingly go.

We believe that kids clubs will provide us the opportunity to capitalize on the combination of the following two consumer trends:

●	a greater number of children under the age of 18 have access to the internet (and most “own” their own devices – e.g. laptop computers, tablets and smartphones)

●	those children who have access to the internet spend an increasing amount of time “online.”

Simply put, the internet has become the next generation’s “go to” destination for both entertainment and information.

Brands that are “offline” (those without a marketing presence over the internet) need to engage with their participants “online” (or marketed over the internet) or risk losing them altogether.  To build successful engagement with children and teenagers in the “real world” and offer them nothing (let alone an equivalent engagement opportunity) in the digital world is a tremendous lost opportunity.  For example, Little Leagues may exist for the enjoyment of children, but their websites are overwhelmingly only used by parents.  Similarly, non-profits may exist to provide enrichment and cultural opportunities for children, but their websites are seldom visited by the children they cater to.

In 2013, we entered into an agreement with United Way Worldwide, a worldwide philanthropic organization, to create an online kids club which promotes the organization’s philanthropic philosophy and encourages literacy in elementary school age children.  According to various studies, high school drop-out rates have a direct, proportional correlation to 3rd grade reading proficiency. If a child is already behind in their reading proficiency after 3rd grade, they are over 4x more likely to drop out of high school (a rate which increases to 10x for minority children). In the U.S., nearly 60% of fourth graders are not reading at their grade level. Our online kids club offers reading activities, articles and games. It also promotes parent engagement by emailing parents and continuously messaging the importance of reading and parent involvement to achieve reading proficiency.  We have also partnered with Scholastic Books to provide a Reading Oasis to schools that are sponsored by a donor.  Donors may sponsor a school for $10,000 which entitles each child in the school to receive an annual online kids club membership and a Reading Oasis for the school.  A Reading Oasis is a location in a school that is transformed into a reading room.  The Reading Oasis provides the school with hundreds of books (K-3), listening library, colorful bean bag chairs, a reading themed carpet, book cases, and a stereo listening center with four headphones. Pursuant to the terms of the agreement, we will share revenues derived from net memberships to the online kids club with United Way Worldwide.

Project Development and Related Services

During 2013, we entered into an agreement with an entity directly owned by our CEO, a related party, in which we agreed to provide management team and back office services until December 31, 2014.  The agreement was for the term April 1, 2013 through December 31, 2014 for an annual fee of $2.0 million.  Per the agreement the Company provided the related party with a development team to source new projects, production executives to develop scripts, approve budgets and hire and liaise with the production team on individual projects during the production and post-production phases, an accounting and finance team to provide accounting services and tax compliance, legal support and domestic and international sales and sales support.   We also provided office space in Los Angeles and Miami. For the years ended December 31, 2014 and 2013, respectively, the Company recorded revenues in the amount of $1.5 million and $2.0 million, related to this agreement.  The agreement ended on December 31, 2014 and was not renewed for 2015 as the specific projects for which our services were engaged were completed.

Intellectual Property

We seek to protect our intellectual property through trademarks including ____________.    We also have copyright protection for _______________.

Competition

The business in which we engage is highly competitive.  We face competition from companies within the entertainment business and from alternative forms of leisure entertainment, such as travel, sporting events, video games and computer-related activities.  Our primary business operations are subject to competition from other digital media production companies as well as from large, well established companies within the entertainment industry that have significantly greater development, production, and distribution and capital resources than us.  We compete for the acquisition of literary properties and for the services of producers, directors, actors and other artists as well as creative and technical personnel and production financing, all of which are essential to the success of our business. In addition, our digital productions compete for audience acceptance and advertising dollars.

Given this highly competitive business, our business model is focused on providing high quality entertainment at a lower production budget.  We intend to achieve this by relying on innovative financial structures, partnering with well established brands for production content and lower overhead cost structure.

Customers

During 2013 and 2014, we depended on a single customer for the majority of our revenues. On April 1, 2013 we entered into an agreement with an entity directly owned by our CEO, pursuant to which we provided management team and back office services to such entity.  For the years ended December 31, 2014 and 2013, respectively, we recorded services revenues in the amount of $1.5 million and $2.0 million, related to this agreement. These amounts represented, respectively, 96.7% and 65.4% of our total revenues for the years ended December 31, 2014 and 2013. The agreement ended on December 31, 2014 and was not renewed for 2015.

Employees

As of March 3, 2015, we have 20 full-time employees in our operations. We also utilize many consultants in the ordinary course of our business and hire additional employees on a project-by-project basis in connection with the production of digital projects. We believe that our employee and labor relations are good.

Regulatory Matters

Our online kids clubs programs which are aimed at elementary school age children are subject to laws and regulations relating to privacy and child protection. Through our online kids clubs we may monitor and collect certain information about the child users of these forums. A variety of laws and regulations have been adopted in recent years aimed at protecting children using the internet such as the Children's Online Privacy and Protection Act of 1998 (“COPPA”). COPPA sets forth, among other things, a number of restrictions on what website operators can present to children under the age of 13 and what information can be collected from them.There are also a variety of laws and regulations governing individual privacy and the protection and use of information collected from such individuals, particularly in relation to an individual's personally identifiable information (e.g., credit card numbers).

Availability of Reports and Other Information

Dolphin Digital Media, Inc. was first incorporated in the State of Nevada on March 7, 1995 and was domesticated into the State of Florida on December 3, 2014.   Our principal executive offices are located at 2151 Le Jeune Road, Suite 150-Mezzanine, Coral Gables, Florida 33134.  Our corporate website is www.dolphindigitalmedia.com. We make available, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, on our website under “Investor Relations – SEC Filings,” as soon as reasonably practicable after we file electronically such material with, or furnish it to, the SEC.

ANNEX B

Proposed Revisions to Risks Factors

Risks Related to our Business and Financial Condition

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

For the years ended December 31, 2014 and 2013, our independent auditors issued an explanatory paragraph in their audit report expressing substantial doubt about our ability to continue as a going concern based upon our net loss and negative cash flows from operations for the years ended December 31, 2014 and 2013 and our levels of working capital as of December 31, 2014 and 2013.  The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is planning to raise any necessary additional funds through loans and additional sales of its common stock; however, there can be no assurance that we will be successful in raising any necessary additional capital.  If we are not successful in raising additional capital, we may not have enough financial resources to support our business and operations and as a result may not be able to continue as a going concern.

We have a history of operating losses and may continue to incur operating losses.

We have a history of operating losses and may be unable to generate sufficient revenue to achieve profitability in the future.  For the fiscal year ended December 31, 2014, our operating losses were $[  ].  Our accumulated deficit was $[  ] million at December 31, 2014.  Furthermore, we do not anticipate having an operating profit in 2015.  Our ability to generate operating profit in the future will depend on our ability to successfully produce and commercialize multiple web series, as no single project is likely to generate sufficient revenue to cover our operating expenses.  If we are unable to generate an operating profit at some point, we will not be able to meet our debt service requirements or our working capital requirements.  As a result we may need to (i) issue additional equity, which could dilute the value of your share holdings, (ii) sell a portion or all of our assets, including any project rights which might have otherwise generated revenue, or (iii) cease operations.

The agreement with our CEO, from which we derived the majority of our revenues in 2013 and 2014, expired on December 31, 2014 and was not renewed.

For the years ended December 31, 2013 and 2014 the majority of our revenues were derived from production management and back office services to an entity directly owned by Mr. O’Dowd. This agreement ended on December 31, 2014 and was not renewed for 2015 as the specific projects for which our services were engaged were completed.  If we are unable to generate sufficient revenues from other sources during 2015, the loss of this related party transaction will have a material negative impact on our cash flows and could result in us significantly reducing our operations, selling additional equity to fund operations or ceasing operations.

Our business requires a substantial investment of capital and failure to access sufficient capital while awaiting delayed revenues will have a material adverse effect on our results of operation.

The production, acquisition and distribution of a digital production require a significant amount of capital. A significant amount of time may elapse between our expenditure of funds and the receipt of revenues from our productions.  We do not have a traditional credit facility with a financial institution on which to depend for our liquidity needs and a time lapse may require us to fund a significant portion of our capital requirements through related party transactions with our CEO or other financing sources.  There can be no assurance that any additional financing resources will be available to us as and when required, or on terms that will be acceptable to us. Our inability to raise capital necessary to sustain our operations while awaiting delayed revenues would have a material adverse effect on our liquidity and results of operations.

We may unable to recoup our investments in digital projects.

Similar to others in the entertainment industry, we purchase scripts and project ideas for which we have no current production plans and for which we have not identified a potential distributor.  In 2011 and 2012, we purchased scripts for nine digital projects for a total of $468,000.  As of December 31, 2014, we have not identified a distributor or sufficient advertisers who are interested in the development and distribution of those digital projects. If we are unable to generate interest in these projects, then the costs incurred to purchase those scripts will be written off, which will adversely affect our results of operations.

Delays, cost overruns, cancellation or abandonment of the completion or release of our digital web series may have an adverse effect on our business.

There are substantial financial risks relating to production, completion and release of digital films or series.  Actual film costs may exceed their budgets and factors such as labor disputes, unavailability of a star performer, equipment shortages, disputes with production teams or adverse weather conditions may cause cost overruns and delay or hamper film completion. We are typically responsible for paying all production costs in accordance with a budget and received a fixed producer fee for our services plus a portion of any project income, however to the extent that delays, failure to complete projects or cost overruns result in us not completing the film or series within budget, there may not be enough funds left to pay us our producer fee, to generate any project income or complete the project at all.  If this were to occur, it would significantly and adversely affect our revenue and results of operations.

We have identified material weaknesses in our internal controls over financial reporting and our ability to both timely and accurately report our financial results could be adversely affected.

In connection with the preparation of our financial statements for the years ended December 31, 2012 and 2013, we identified several material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.  As of December 31, 2013, we concluded that our internal control over financial reporting was not effective due to the following material weaknesses:

●	Design deficiencies related to the entity level control environment, including risk assessment, information and communication and monitoring controls:

●	The Board of Directors does not maintain minutes of its meetings. In addition, there is no independent Audit Committee of the Board of Directors.
●	There is no documented fraud risk assessment or risk management oversight function.
●	There are no documented procedures related to financial reporting matters (both internal and external) to the appropriate parties.
●	There is no budget prepared and therefore monitoring controls are not designed effectively as current results cannot be compared to expectations.
●	There is no documented process to monitor and remediate deficiencies in internal controls.

●
Inadequate documented review and approval of certain aspects of the accounting process including the documented review of accounting reconciliations and journal entries that they considered to be a material weakness in internal control. Specifically:

●	There is no documented period end closing procedures, specifically the individuals that are responsible for preparation, review and approval of period end close functions.
●
Reconciliations are performed on all balance sheet accounts, including noncontrolling interest on at least a quarterly basis; however there is no documented review and approval by a member of management that is segregated from the period end financial reporting process.

●	There is no review and approval for the posting of journal entries.

●	Inadequate segregation of duties within the accounting process including the following:

●	One individual has the ability to add vendors to the master vendor file. This individual also has access to the Company checkbook that is maintained in a secured location.
●
One individual has sole access to our information technology system to initiate, process and record financial information.  We have not developed any internal controls related to information technology systems including change management, physical security, access or program development.

While we have taken a number of remedial actions to address these material weaknesses, we cannot predict the outcome of our remediation efforts at this time. Each of the material weaknesses described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses. If we are unable to report financial information timely and accurately or to maintain effective disclosure controls and procedures, our stock price could be negatively impacted and we could be subject to, among other things, regulatory or enforcement actions by the SEC.

We rely on third party relationships with online digital platforms for our advertising revenue and we may be unable to secure such relationships.

We anticipate entering into distribution agreements containing revenue sharing provisions with online digital platforms to distribute our digital productions.  Pursuant to these revenue sharing provisions, we will earn a portion of advertising revenues once our digital productions are distributed online.  If we fail to secure such relationships with online digital platforms, we will not be able to earn advertising revenues from our digital projects, which could have a material adverse effect on our liquidity and results of operations.

We may be unable to attract or retain advertisers, which could negatively impact our results of operation.

Typically, online digital platforms are responsible for securing advertisers and, as such, our ability to earn advertising revenues would depend on their success in doing so.  However, at times we have, and may continue to, proactively secure advertising commitments against anticipated web series.  Our ability to retain advertisers is contingent on our ability to successfully complete and deliver online projects which are commercially successful, which we may fail to do.  Advertising revenues could also be adversely impacted by factors outside our control such as failure of our digital productions to attract our target viewer audiences, lack of future demand for our digital productions, the inability of third party online digital platforms to deliver ads in an effective manner, competition for advertising revenue from existing competitors or new digital media companies, declines in advertising rates, adverse legal developments relating to online advertising, including legislative and regulatory developments and developments in litigation.  The existence of any of these factors could result in a decrease of our anticipated advertising revenues.

Our kids clubs depend on sponsorship donations to generate revenue.

We generate revenues from our online kids clubs through a portion of the sale of memberships to various donors.  Donors typically sponsor a school for $10,000 which entitles each child in the school to receive an annual online kids club membership and a reading oasis for the school.   Receipt of sponsorship donations are unpredictable and depend on a number of factors such as our ability to successfully brand, market and implement the kids clubs as well as local and international business and economic conditions.

Our CEO owns approximately 54% of our outstanding share capital and his interests may be different from yours.

As of December 31, 2014, our CEO, Mr. O’Dowd beneficially owned approximately 54% of our outstanding share capital. Consequently, Mr. O’Dowd has substantial influence over our business, including election of directors, declaration of dividends and decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and other significant corporate actions.  It is possible that Mr. O’Dowd may act in a manner that advances his best interests but may not be aligned with your interests or the best interests of the Company.

Our ability to compete depends, in part, upon successful protection of our intellectual property. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and distribution arrangements with companies for limited durations.

Risks Related to the Industry

We have and may in the future be adversely affected by union activity.

We retain the services of actors who are covered by collective bargaining agreements with Screen Actors Guild – American Federation of Television and Radio Artists (“SAG-AFTRA”). This collective bargaining agreement is an industry-wide agreement, and we lack practical control over the negotiations and terms of these agreements.  Our digital projects fall within SAG-AFTRA’s definition of “new media”, which is an emerging category covered by its New Media and Interactive Media Agreements for actors.  As such, our ability to retain actors is subject to uncertainties that arise from SAG-AFTRA’s administration of this relatively new category of collective bargaining agreements.  Such uncertainties have resulted and may continue to result in delays in production of our digital projects.

In addition, if negotiations to renew expiring collective bargaining agreements are not successful or become unproductive, the union could take actions such as strikes, work slowdowns or work stoppages. Strikes, work slowdowns or work stoppages or the possibility of such actions could result in delays in production of our digital projects. We could also incur higher costs from such actions, new collective bargaining agreements or the renewal of collective bargaining agreements on less favorable terms.  Depending on their duration, union activity or labor disputes could have an adverse effect on our results of operations.

The popularity and commercial success of our digital productions are subject to numerous factors, over which we may have limited or no control.

The popularity and commercial success of our digital productions depends on many factors including, but not limited to, the key talent involved, the timing of release, the promotion and marketing of the digital production, the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment, general economic conditions, the genre and specific subject matter of the digital production, its critical acclaim and the breadth, timing and format of its initial release. We cannot predict the impact of such factors on any digital production, and many are factors that are beyond our control. As a result of these factors and many others, our digital productions may not be as successful as we anticipate, and as a result, our results of operations may suffer.

We may be unable to consistently create and distribute filmed entertainment that meets the changing preferences of our consumers.

Changing consumer tastes affect our ability to predict which digital productions will be popular with web audiences. As we invest in various digital projects, stars and directors, it is highly likely that at least some of the digital projects in which we invest will not appeal to our target audiences. If we are unable to produce web content that appeals to our target audiences the costs of such digital productions could exceed revenues generated and anticipated profits may not be realized. Our failure to realize anticipated profits could have a material adverse effect on our results of operations.

The creation of content for the entertainment industry is highly competitive and we will be competing with companies with much greater resources than we have.

The business in which we engage is highly competitive. Our primary business operations are subject to competition from companies which, in many instances, have greater development, production, and distribution and capital resources than us. We compete for the services of writers, producers, directors, actors and other artists to produce our digital content. In addition, larger companies have a broader and more diverse selection of scripts than we do, which translates to a greater probability that they will be able to more closely fit the demands and interests of advertisers than we can.  Such competition for the industry’s talent and resources may have an effect on our ability to acquire and produce product.

Others may assert intellectual property infringement claims or liability claims for media content against us which may force us to incur substantial legal expenses.

There is a possibility that others may claim that our productions and production techniques misappropriate or infringe the intellectual property rights of third parties with respect to their previously developed digital web series, stories, characters, other entertainment or intellectual property.   In addition, as a distributor of media content, we may face potential liability for such claims as defamation, invasion of privacy, negligence or other claims based on the nature and content of the materials distributed.  If successfully asserted, our insurance may not be adequate to cover any of the foregoing claims.  Irrespective of the validity or the successful assertion of such claims, we could incur significant costs and diversion of resources in defending against them, which could have a material adverse effect on our operating results.

If we fail to protect our intellectual property and proprietary rights adequately, our business could be adversely affected.

Our ability to compete depends, in part, upon successful protection of our intellectual property. We attempt to protect proprietary and intellectual property rights to our productions through available copyright and trademark laws and distribution arrangements with companies for limited durations. Unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use property that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Intellectual property protections may also be unavailable, limited or difficult to enforce in some countries, which could make it easier for competitors to steal our intellectual property. Our failure to protect adequately our intellectual property and proprietary rights could adversely affect our business and results of operations.

Our online activities are subject to a variety of laws and regulations relating to privacy and child protection, which, if violated, could subject us to an increased risk of litigation and regulatory actions.

In addition to our company websites and applications, we use third-party applications, websites, and social media platforms to promote our projects and engage consumers, as well as monitor and collect certain information about users of our online forums. A variety of laws and regulations have been adopted in recent years aimed at protecting children using the internet such as the Children's Online Privacy and Protection Act of 1998 (“COPPA”). COPPA sets forth, among other things, a number of restrictions on what website operators can present to children under the age of 13 and what information can be collected from them. There are also a variety of laws and regulations governing individual privacy and the protection and use of information collected from such individuals, particularly in relation to an individual's personally identifiable information (e.g., credit card numbers). Many foreign countries have adopted similar laws governing individual privacy, including safeguards which relate to the interaction with children. If our online activities were to violate any applicable current or future laws and regulations, we could be subject to litigation and regulatory actions, including fines and other penalties.

Risks Related to our Common Stock

Future equity issuances could result in dilution of your investment and a decline in our stock price.

We may need to raise additional capital in the near term, and may seek to do so by conducting one or more private placements of equity securities, selling additional securities in a registered public offering, or through a combination of one or more of such financing alternatives.
Such issuance of additional securities would dilute the equity interests of our existing shareholders, perhaps substantially, and may cause our stock price to decline.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us and as a result we could be subject to legal action which may be costly.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, for as long as we are a penny stock, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

Our common stock is quoted only on the OTC Bulletin Board, which has and may continue to have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board. The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ system.  During the past 90 days, we have recorded only 14 days of trading on our common stock, resulting in a less liquid market available for existing and potential shareholders to trade shares of our common stock.  The quotation of our shares on the OTC Bulletin Board may continue to result in a less liquid market available for existing and potential stockholders to trade shares of our common stock and depress the trading price of our common stock, and may have a long-term adverse impact on our ability to raise capital in the future.

ANNEX C

Management’s Discussion and Analysis in
Form 10-K for Fiscal Year Ended December 31, 2014

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited historical consolidated financial statements and the notes thereto, which are included elsewhere in this Form 10-K.  The following discussion includes forward-looking statements that involve certain risks and uncertainties, including, but not limited to, those described in Item 1A. Risk Factors. Our actual results may differ materially from those discussed below. See “Special Note Regarding Forward-Looking Statements” and Item 1A. Risk Factors.

OVERVIEW

Dolphin Digital Media, Inc. (“Dolphin,” the “Company,” “we,” “us” or “our”) specializes in the production and distribution of online digital content.   We have also developed several online kids clubs for various organizations.

Revenues

In 2013 and 2014, we derived revenue through (1) the online distribution of web series produced and distributed by Dolphin Digital Studios, our digital entertainment division which creates original content to premiere online; (2) the provision of production management and back office services to an affiliated entity; and (3) a portion of fees obtained from the sale of memberships to online kids clubs. The table below sets forth the components of revenue for the years ended December 31, 2014 and 2013.

	For the year ended December 31,
Revenues:	2014		2013
Production and Distribution	X.XX	%	35.0%
Services	X.XX	%	65.0%
Kids Club Memberships	X.XX	%	-
Total revenue	X.XX	%	100%

Dolphin Digital Studios

As demonstrated in the table above, in 2013 and 2014 our primary source of revenue were through the online distribution revenue of web series produced and distributed by Dolphin Digital Studios and production services provided to a related party.  Currently we earn production and distribution revenues through the following sources:

●
Producer’s Fees:  We earn fees for producing each web series, as included in the production budget for each project.  However, during 2013 and 2014, we did not produce any digital content and instead, concentrated our efforts in identifying and acquiring the rights to certain properties that we intend to produce for online distribution.  Our current agreements with our financing sources, permit us to earn up to a $250,000 producer fee for each web series produced.  During 2015, we expect to generate producer’s fees from at least one web series.

●
Advertising Revenue:  As we begin producing web series, we expect we will be able to earn revenues from the distribution of online content on AVOD platforms.  Typically revenue sharing provisions contained in distribution agreements, permit the producer to receive AVOD rights which include rights granted to digital services supported by advertisements and to retain between 30-45% of all domestic and international advertising revenue generated by the distribution partner from the online distribution of a particular web series.  We have distributed our productions in several online platforms including Yahoo and Facebook and will distribute our upcoming production through Hulu.

●
Distribution Revenue: Once our contractual obligation with the initial online distribution platform expires, we have the ability to derive revenues from distributions of the web series in ancillary markets such as DVD, television and subscription video on demand.  For the years ended December 31, 2014 and 2013, we derived revenue in ancillary markets from the distribution of projects that were completed in 2012 in the amount of $0.05 million and $0.8 million, respectively.

●	Sponsorship Revenue: As a producer, we will generally be eligible to retain between 70-100% of any product integration fees, or sponsorship revenues, associated with any of our web series. We derived revenues form sponsorship agreements during the year ended December 31, 2012. In 2013, we hired consultants to source partners for sponsorships in our web series business.

Project Development and Related Services

During 2013, we entered into an agreement with an entity directly owned by our CEO, a related party, in which we agreed to provide management team and back office services until December 31, 2014.  The agreement was for the term April 1, 2013 through December 31, 2014 for an annual fee of $2.0 million.  Per the agreement the Company provided the related party with a development team to source new projects, production executives to develop scripts, approve budgets and hire and liaise with the production team on individual projects during the production and post-production phases, an accounting and finance team to provide accounting services and tax compliance, legal support and domestic and international sales and sales support.   We also provided office space in Los Angeles and Miami. For the years ended December 31, 2014 and 2013, respectively, the Company recorded revenues in the amount of $1.5 million and $2.0 million, related to this agreement.  The agreement ended on December 31, 2014 and was not renewed for 2015 as the specific projects for which our services were engaged were completed.

Online Kids Clubs

We have partnered with U.S. Youth Soccer in 2012 and United Way Worldwide in 2013 to create online kids clubs.  Our online kids clubs derive revenue from the sale of memberships in the online clubs to various organizations.  We share in a portion of the membership fees as outlined in our contracts with the various organizations.  For the years ended December 31, 2014 and 2013, we derived revenues of $0.XX million and $0.0 million, respectively, from online kids clubs.

Expenses

Our expenses consist primarily of (1) direct production costs, (2) general and administrative expenses and (3) payroll expenses.

Direct production costs include amortization of deferred production costs, impairment of deferred production costs, residuals and other costs associated with production.  Residuals represent amounts payable to various unions or “guilds” such as the Screen Actors Guild, Directors Guild of America, and Writers Guild of America, based on the performance of the digital production in certain ancillary markets.

General and administrative expenses include all overhead costs except for payroll that is reported as a separate expense item.

Other Income and expenses

Other income and expenses consist primarily of interest payments to our CEO in connection with loans that he made to the Company and interest payments related to the Loan and Security Agreements entered into to finance the production of certain digital content.

RESULTS OF OPERATIONS

Year ended December 31, 2014 as compared to year ended December 31, 2013

Revenues

For the year ended December 31, 2014, we generated revenue from (1) the production and distribution of online digital content, (2) the provision of production management and back office services to an affiliated entity and (3) a portion of fees obtained from the sale of memberships to online kids clubs.  By comparison, during the year ended December 31, 2013 we generated revenue from (1) the production and distribution of online digital content and (2) the provision of production management and back office services to an affiliated entity.  Although we invested in the development of the kids club programs during 2013, we did not generate any revenue during this period from such products. Furthermore, as stated above, the agreement to provide production management and back office services ended on December 31, 2014 and was not renewed for 2015 as the specific projects for which our services were engaged were completed.

	For the year ended December 31,
Revenues:	2014	2013
Production and Distribution	$ XXX	$793,880
Services	XXX	1,500,000
Kids Club Memberships	XXX	-
Total revenue	$ XXX	$2,293,880

Revenues from production and distribution decreased by $0.XX million for the year ended December 31, 2014.  As we did not produce any web series during 2013 and 2014, the production and distribution revenues derived during 2013 and 2014 were for the sale of our 2012 productions, Hiding and Cybergeddon to ancillary markets. The decrease in sales is part of the normal “life cycle” of productions.  During the first quarter of 2015, we expect to begin producing our web series titled “South Beach-Fever” that we anticipate will be distributed during the third quarter of 2015.  We currently have advertising commitments of approximately net $2.2 million for this project and expect to secure additional advertisers once the production is completed.

Expenses

For the years ended December 31, 2014 and 2013, our primary operating expenses were derived from direct production costs, general and administrative expenses and payroll expenses.

	For the year ended December 31,
Expenses:	2014	2013
Direct production costs	$ XXX	$683,032
General and administrative	XXX	2,393,940
Payroll	XXX	1,163,831
Total expenses	$ XXX	$4,240,803

Direct production costs decreased by $0.XX million for the year ended December 31, 2014 as compared to the prior year.  We amortize capitalized production costs using the individual film forecast method that uses a ratio of actual revenues over ultimate revenues expected for the production.  The amortization of the web series produced in 2012 mostly took place over 2012 and 2013.  The 2014 expense includes $0.XX million of impaired deferred production costs to record the asset at fair value.

General and administrative expenses decreased by $0.XX million for the year ended December 31, 2014 as compared to the prior year.  This decrease was mainly due to a decrease in professional fees of approximately $0.XX million, mostly due to consultants used in our web series business to source partners for sponsorship in a production and to develop new business initiatives and additional consulting and audit fees to restate our financial statements for the years ended December 31, 2012 and 2011.  During 2014, we reduced the amount of travel by approximately $0.XX million mainly due to scheduling more meetings via internet sites.  Web costs decreased by approximately $0.XX due to cost incurred during 2013 to develop the kids clubs.

Payroll expenses increased by approximately $0.XX million for the year ended December 31, 2014 as compared to the prior year, mostly due to a full year expense for several employees hired during the third and fourth quarter of the year ended December 31, 2013.

Other Income and expenses

	For the year ended December 31,
Other Income and expenses:	2014			2013
Other income	$	XXX		$47,943
Interest income	XXX			198
Interest expense		(XXX	)	(562,868)
Total	$	(XXX	)	$(514,727)

Other income/(expenses) decreased by approximately $0.XX million mainly due to the settlement of a payable to a vendor during the year ended December 31, 2013.

Net Loss

Net loss was approximately $X.XX million or $(0.XX) per share for the year ended December 31, 2014 based on 81,892,348 weighted average shares outstanding as of December 31, 2014 and approximately $2.5 million or $(0.03) per share for the year ended December 31, 2013 based on 81,892,348 weighted average shares outstanding as of December 31, 2013.  The decrease in net loss between 2014 and 2013 was related to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows used in operating activities decreased by approximately $0.XX million from approximately $X.XX million for the year ended December 31, 2013 to approximately $X.XX million for the year ended December 31, 2014.  This decrease was mainly due to the use of funds related to capitalized production costs decreasing by approximately $0.X million from approximately $0.X million for year ended December 31, 2013 to approximately $0.0 million for the year ended December 31, 2014.  This decrease was related to costs incurred for the two web series we produced and released during 2012.  In addition, we increased our use of cash for other current liabilities by approximately $0.X million mainly due to interest accrued for loans and compensation to our Chief Executive Officer. This was offset by $0.X million decrease in cash derived from current assets due to a receivable from a related party that was paid during the first quarter of 2015.  We intend to borrow funds from Chief Executive Officer and other lenders through Loan and Security agreements to have produce “South Beach”.

Cash flows used in investing activities increased by approximately $0.XX million from $0.XX million in 2013 to $0.XX million in 2014 mainly due to office furniture purchased for the new office opened in Los Angeles, California during 2014.

Cash flows from financing activities decreased by approximately $X.XX million from approximately $2.2 million for the year ended December 31, 2013 to approximately $0.XX million for the year ended December 31, 2014. During 2014, we received approximately $X.XX million from Loan and Security agreements.  This was offset by a repayment during 2014 of $X.XX million to our Chief Executive Officer for loans totaling X.XX million that were made by him during 2013.

 As of December 31, 2014 and 2013, we had cash of approximately $0.X million and approximately $0.7 million, respectively, and a working capital deficit of approximately $_____ million and approximately $7.7 million, respectively.

Financing Arrangements

During 2011 and 2012, we secured financing for a slate of projects through Equity Finance Agreements in the amount of $1,000,000 that were entered into during 2011 and 2012. Pursuant to the terms of the agreements, we were permitted to invest in projects through December 31, 2012.  These funds were allocated across eleven projects.  Lenders are entitled to receive, from the producers’ gross receipts generated by each of the eleven projects, (i) first, a return of their principal, (ii) second, a preferential return of 15% of their principal and (iii) third, a fifty percent (50%) split of any additional producers’ gross receipts (with the Company receiving the other fifty percent).  The agreement defines “producers’ gross receipts” as the net profit of the production after all costs have been paid and after the actors and others have been paid their pro rata share of any subsequent revenue.  Each of the agreements provides that the Company is entitled to earn a producer’s fee of up to $250,000 per production which is considered part of the expenses of the project and paid prior to calculation of the producers’ gross receipts.

Based on the gross producers’ revenues through December 31, 2014, we are not required to pay the lenders any amount in excess of the existing liability already recorded as of December 31, 2014.  Two of the productions were completed as of December 31, 2014 and there was immaterial producer gross receipts generated as defined in the Equity Finance Agreements as of December 31, 2014.  To the extent that we generate additional gross producer revenues subsequent to year end, the lenders would be entitled to receive their pro rata share of such revenue.

During 2012, we entered into an agreement with a note holder to form Dolphin Kids Club LLC.  Under the terms of the agreement, the note holder agreed to convert $1,500,000 aggregate principal amount of its note into equity of Dolphin Kids Club, LLC and made additional capital contributions of $1,500,000 during the year ended December 31, 2012.  In exchange the note holder received a 25% membership interest in the newly formed entity.  We hold the remaining 75% and thus controlling interest in the entity. The purpose of this entity is to create and operate online Kids Clubs for selected charitable, educational and civic organizations. The agreement encompasses Kids Clubs created between January 1, 2012 and December 31, 2016.  It is a “gross revenue agreement” and we are responsible for paying all associated operating expenses.   Net income will be attributable to each member based on the thresholds established in the operating agreement of the entity.  Dolphin Kids Clubs, LLC has been consolidated in our consolidated financial statements with amounts attributable to the noncontrolling interest presented as a separate component of shareholders’ equity.  As of December 31, 2014 and 2013, we recorded a noncontrolling interest of $____________ and $3,000,000, respectively, for the 25% interest in Dolphin Kids Clubs LLC.

Going Concern

Our independent auditors issued an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern based upon our net loss for the years ended December 31, 2014 and 2013, our accumulated deficit as of December 31, 2014 and 2013 and our level of working capital. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. Management is planning to raise any necessary additional funds through loans, project-specific financing and additional sales of our common stock; however, there can be no assurance that we will be successful in raising any necessary additional loans or capital.